

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2020

Michael Liebowitz
Chief Executive Officer
New Beginnings Acquisition Corp.
800 1st Street, Unit 1
Miami, FL 33139

> **Re: New Beginnings Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 22, 2020**
> **File No. 333-248944**

Dear Mr. Liebowitz:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-1/A filed October 22, 2020

General

1.   We note the disclosure in footnote 5 to the financial statements that the extension payments will be made in the form of non-interest bearing loans. Please provide clear disclosure throughout the prospectus, and add risk factor disclosure. Please also provide clear disclosure throughout the prospectus that the investors will not have redemption rights in connection with the two extensions and that this feature is different from the traditional SPAC structure.

You may contact Jeffrey Lewis at 202-551-6216 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at 202-551-3357 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jason Simon